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                                                                    EXHIBIT 99.4
                              [ASARCO Letterhead]


                                                              September 9, 1999

Dear Fellow Stockholders:

  As you may be aware, Phelps Dodge Corporation has commenced an unsolicited exchange offer for the Company's common stock.

  After careful consideration, your Board of Directors has unanimously rejected Phelps Dodge's offer as inadequate and not in the best interests of the Company and its stockholders. Accordingly, the Board unanimously recommends that you reject the offer and not tender your shares to Phelps Dodge. Your Board of Directors has unanimously reaffirmed its determination that the terms of the business combination with Cyprus Amax are fair to, and in the best interests of, ASARCO and its stockholders.

  In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors which are described on pages 15 through 16 in the enclosed Schedule 14D-9, including the opinion of Credit Suisse First Boston Corporation, the Company's financial advisor, that, as of the date of such opinion and based upon and subject to the matters set forth therein, the exchange ratio of 0.4098 of a share of Phelps Dodge common stock for each outstanding share of ASARCO common stock provided for in the Phelps Dodge exchange offer was inadequate from a financial point of view to the holders of ASARCO common stock.

  Additional information with respect to the Board's decision and its actions is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                            Sincerely,

                                            /s/ Francis R. McAllister

                                            Francis R. McAllister
                                            Chairman of the Board and
                                            Chief Executive Officer